EXHIBIT 99.1

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

OVERVIEW

World Gaming Plc (the "Company" or the "Group") is a holding company incorporated under the laws of England and Wales that, through its subsidiaries and joint venture arrangements, is an internet gaming operator and developer, licensor and supplier of online gaming products, including casino, sportsbook and pari-mutuel betting.

Interactive Systems Inc., a wholly-owned subsidiary of the Company incorporated and operating out of Antigua, licenses gaming software to third parties for an initial licensing fee and monthly royalties. In addition, Interactive Systems Inc. provides hosting and other systems administrative services to its licensees. Effective October 1, 2005 and described below as the "Sportstbetting.com Transaction", the Company, through acquisition, became an Internet gaming operator offering Internet gaming services including casino, sportsbook and pari-mutuel betting direct to its wholly owned database of customers. WG Interactive Inc., a wholly-owned subsidiary of the Company, incorporated and operating out of British Columbia, Canada, provides further administrative services on behalf of Interactive Systems Inc. such as development support.

The following tables set out selected consolidated information from the statements of operations for the three and twelve months ended December 31, 2005 and December 30, 2004 and the balance sheets as at December 31, 2005 and at December 31, 2004:

                  SELECTED STATEMENT OF OPERATIONS INFORMATION

                                   For the three              For the twelve
                                    months ended               months ended
                             -------------------------   -----------------------
                               December      December      December     December
                               31, 2005      31, 2004      31, 2005     31, 2004
                             (unaudited)   (unaudited)   (unaudited)
                             -----------   -----------   -----------    --------

Net Sales ...................  $ 99,143     $  2,738      $ 106,471     $ 16,288
Gross Profit ................     9,121        1,747         14,414       14,417
Expenses including interest
 and depreciation ...........     4,660        1,369          7,817        9,234
Net income from operations ..     4,461          378          6,597        5,183
Extraordinary gain ..........         -       12,187              -       12,187
Net income for the period ...     3,549       12,552          5,691       17,370

                      SELECTED BALANCE SHEET INFORMATION

                                           December 31, 2005   December 31, 2004
                                              (unaudited)
                                           -----------------   -----------------

Working Capital ...........................   $  (6,288)            $ 14,866
Total Assets ..............................     109,656               23,379
Total loans and capital lease obligations .      40,000                    -
Accumulated Profit/(Deficit) ..............        (873)              (6,354)
Total Stockholders' Equity ................      56,209               16,028

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

Total revenues for the quarter ended December 31, 2005 increased by $96,405 to $99,143 compared to $2,738 for the same period last year. For the twelve months ended December 31, 2005 total revenues increased $90,183 to $106,471 compared to $16,288 for the same period last year. The increase in total revenues is wholly attributable to the Sportsbetting.com Transaction effective October 1, 2005 where the Company acquired all of the business and assets of its then largest licensee whose leading brand is SPORTSBETTING.COM (herein after referred to as the "operating division"). See "Sportsbetting.com Transaction" below.

Underlying the significant increase in total revenue, the Company maintains two key revenue streams:

   1. Royalties and fees which includes royalties charged to the Company's continuing licensees plus hosting fees charged to Sportingbet PLC ("Sportingbet") for hosting services provided from the Company's wholly owned hosting facility (See "Sportingbet Transaction" below); and

   2. Operations, representing revenue derived from its owned internet gaming sites acquired through the Sportsbetting.com Transaction.

Both the Sportsbetting.com Transaction, effective October 1, 2005 and the joint venture transaction with Sportingbet, effective October 1, 2004 have materially changed the composition of revenue streams in the current and comparative periods. Primarily, the Sportsbetting.com Transaction has added a new revenue stream for the fourth quarter and future periods through operations. In addition, royalty revenue from the SPORTSBETTING.COM group is eliminated in the fourth quarter of 2005 and future periods as a result its acquisition by the Company. The transaction with Sportingbet, effective October 1, 2004 and described below as the "Sportingbet Transaction", eliminated royalty revenue from that date in return for certain consideration and other arrangements.

Royalty and fee revenue decreased by 40.5% or $1,108 to $1,630 for the quarter ended December 31, 2005 when compared to $2,738 for the same period last year. The decrease in royalty and fee revenue is attributable to no longer receiving software royalties from the SPORTSBETTING.COM group as a result of its acquisition by the Company. For the twelve months ended December 31, 2005 royalty and fee revenue declined by 45.0% or $7,330 to $8,958. Of this decline in royalty and fee revenue, $716 was attributable to no longer receiving royalties from the SPORTSBETTING.COM group as a result of its acquisition by the Company and $7,510 was the full year effect for comparative purposes, of no longer receiving royalties from Sportingbet as a result of the Sportingbet Transaction and growth of $896 to $3,234 was derived from new and continuing licensees.

Revenue from operations, representing gross sports and horse racing wagers and net casino and poker win for the quarter and year ended December 31, 2005 was $97,513 from the operating division compared to $nil for the same periods last year. ("Net win" refers to the difference between the amount wagered (bet placed) by a customer and the amount paid back to (won by) the customer.) For comparative purposes and prior to the Group owning the SPORTSBETTING.COM group, the underlying growth in the operating division in this revenue for the quarter ended December 31, 2005 is 42.1% or $28,902 and 50.8% or $79,387 for the twelve months ended December 21, 2005.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

Gross profit increased $7,374 to $9,121 for the quarter ended December 31, 2005 compared to $1,747 for the same quarter last year. The increase in the quarter was attributable to a gross profit contribution from the operating division of $8,270 after deducting $501 of customer bonuses and jackpot transfers in the quarter. For comparative purposes and prior to the Group owning the SPORTSBETTING.COM group, the underlying gross profit contribution from the operating division for the quarter ended December 31, 2004 was $6,957 after deducting $281 in customer bonuses and jackpot transfers, representing an 18.9% increase in gross profit contribution, subdued by the lower than expected sports margins experienced in the quarter. For the twelve months ended December 31, 2005, gross profit decreased by $3 to $14,414 from $14,417 in the same 12 month period last year. The change is entirely due to no longer receiving royalties from Sportingbet, mitigated by including gross profit the operating division as explained above. For comparative purposes and prior to the Group owning the SPORTSBETTING.COM group, the underlying gross profit contribution from the operating division for the year ended December 31, 2005 was $27,064 after deducting $1,954 in customer bonuses and jackpot transfers, representing a 55.1% increase in gross profit for the SPORTSBETTING.COM group for the 12 month period.

The gross margin percentage for the quarter ended December 31, 2005 was 9.2% compared to 63.8% for the same period last year. For the twelve months ended December 31, 2005 gross margin percentage was 13.5% compared to 88.8% for the same period last year. The decrease resulted from a significant change in revenue mix as a result of the Sportsbetting Transaction. For comparative purposes, the underlying gross margin percentage for the operating division for the quarter ended December 31, 2005 was 8.5% compared to 10.1% for the quarter ended December 31, 2004. The lower gross margin percentage in the quarter is attributable to lower than expected win margins on sports in the quarter. The underlying comparative and prior to the Group owning the SPORTSBETTING.COM group, the operating division gross margin percentage for the 12 months ended December 31, 2005 was 11.5% compared to 11.2% for the 12 months ended December 31, 2004.

Operating expenses including interest and depreciation increased by $3,291 to $4,660 during the quarter ended December 31, 2005 compared to $1,369 for the same period last year. The increase occurred primarily due to the inclusion of the operating division effective October 1, 2005. Costs associated with operations primarily consisting of transaction processing, customer service and marketing contributed $3,154 to total operating expenses in the quarter.

Operating expenses including interest and depreciation in the twelve months to December 31, 2005 decreased 15.3% to $7,817 compared to $9,234 for the same period last year, primarily as a result of including the cost base of the operating division in the fourth quarter of 2005 offset by the Company no longer paying for development costs as a result of the Sportingbet Transaction.

Net income from operations for the quarter ended December 31, 2005 increased by $4,083 to $4,461 compared to $378 for the same period last year. For the twelve months ended December 31, 2005, net income from operations increased by $1,414 to $6,597 compared to net income from operations of $5,183 for the same period last year.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

Other income and expenses including goodwill amortisation for the three months ended December 31, 2005 decreased by $13,086 to an expense of $912 representing goodwill and loan cost amortisation. The other income for the three months ended December 31, 2004 represented the extraordinary gain as a result of the Sportingbet Transaction effective October 1, 2004. For the twelve months ended December 31, 2005, Other income and expenses decreased $13,093 to expenses of $906, representing goodwill and loan cost amortisation.

Net comprehensive income for the three months ended December 31, 2005 decreased by 9,192 to 3,392 compared to 12,584. Net comprehensive income for the twelve months ended December 31, 2005 decreased by $11,989 to $5,549 compared to $17,358 for the same period last year. The decrease in net income is entirely attributable to the extraordinary gain relating to the Sportingbet Transaction included in the comparative 2004 periods. Participating ordinary shares include those shares that have voting and economic rights and exclude those shares held by Sportingbet in accordance with the Sportingbet Transaction effective October 1, 2004 described below.

Basic earnings per share before goodwill amortisation and exceptional items per participating ordinary share for the quarter ended December 31, 2005 was 11.4 cents (9.1 cents after goodwill amortisation and exceptional items) compared to
1.1 cents (38.6 cents after goodwill amortisation and exceptional items) for the same quarter in 2004. Basic earnings per share before goodwill amortisation and exceptional items per participating ordinary share for the year ended December 31, 2005 was 16.9 cents (14.6 cents after goodwill amortisation and exceptional items) compared to 15.9 cents (53.4 cents after goodwill amortisation and exceptional items) in 2004. Participating ordinary shares include those shares that have voting and economic rights and exclude those shares held by Sportingbet in accordance with the Sportingbet Transaction effective October 1, 2004.

On a fully diluted basis earnings per share before goodwill amortisation and exceptional items per participating ordinary share for the quarter ended December 31, 2005 was 10.0 cents (8.0 cents after goodwill amortisation and exceptional items) compared to 0.9 cents (33.6 cents after goodwill amortisation and exceptional items) for the same quarter in 2004. Fully diluted earnings per share before goodwill amortisation and exceptional items per participating ordinary share for the year ended December 31, 2005 was 14.0 cents (12.1 cents after goodwill amortisation and exceptional items) compared to 13.9 cents (46.5 cents after goodwill amortisation and exceptional items) in 2004.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005, the Company had $7,605 in cash and cash equivalents compared to $7,944 at December 31, 2004. The decrease in the twelve months was primarily due to net payments made in respect of the acquisition of the SPORTSBETTING.COM group. These payments are described further in cash flows from investing and financing activities below.

Working capital at December 31, 2005 declined to a deficit of $6,288 from a surplus of $14,866 at December 31, 2004. The deficit has arisen due to the short term loan facilities introduced in the fourth quarter of 2005 to fund the Company's acquisition of the SPORTSBETTING.COM group.

The Company has entered into a Revolving Facilities Agreement providing for a $5 million revolving credit facility. As of December 31, 2005, the revolving credit facility had not been utilized.

Consistent with the Company's accounting policies, reserves and deposits held by credit card processors on behalf of our licensees were written off the Company's balance sheet in the first quarter of 2005. At December 31, 2004 the Company held as a receivable from transaction processors $2,234. These amounts relate to reserves and other deposits that were receivable on behalf of the Company's licensees up to the date of closure of its transaction processing division in February 2004. These funds are held on behalf of licensees and accordingly the associated payable to the licensees in the same amount has also been written off.

Customer deposits of $5,438 as at December 31, 2005 represent customer accounts in respect of the operating division held by a third party. An equal balance is held under current liabilities representing the liability due to the customer.

Accounts receivable decreased by $275 from $4,438 at December 31, 2004 to $4,163 at December 31, 2005. The accounts receivable balance primarily consists of amounts due to the Company in respect of deposits processed on behalf of the operating division and the Company's licensees during December 2005. The Company's policy is to collect all funds processed in the previous month within 30 days of month-end of the preceding month. Where applicable, the Company then collects its royalty from these funds before distributing to its respective licensees. Royalties due from operating licensees who maintain their own transaction processing function are usually collected within 30 days after the date of invoicing those licensees. Prior to closure of the transaction processing division in February 2004, such amounts would have been disclosed as amounts due from processors.

Consideration recoverable of $3,481 as at December 31, 2005 relates to cash payments made into an escrow account in accordance with the terms of the Sportsbetting.com Transaction. Upon agreement of the final 2005 profit before tax of the SPORTSBETTING.COM group, any overpayments are recoverable at this time. The full balance was recovered in March 2006.

Consideration receivable of $7,000 as at December 31, 2004 represented remaining cash consideration payments due from Sportingbet in respect of the Sportingbet Transaction which took effect October 1, 2004. These payments were received as $3,000 on March 1, 2005 and the balance of $4,000 was received on November 2, 2005.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

Prepaid expenses and deposits increased by $645 to $989 at December 31, 2005 compared to $344 at December 31, 2004. The increase is primarily due to prepaid marketing expenditure for the operating division. It is common that the majority of marketing spend for the operating division is prepaid, prior to delivery of marketing services.

Deferred loan costs of $483 at December 31, 2005 relate to the current portion of loan costs attributable to the loan facilities drawn down on completion of the Sportsbetting.com Transaction. These amounts are being written off over the term of the loan. Deferred loan costs of $604 relate to deferred costs attributable to periods beyond 12 months from the current balance date.

Goodwill of $85,662 represents acquired goodwill as a result of the Sportsbetting.com Transaction. The goodwill balance is being amortised over 25 years.

Accounts payable and accrued liabilities balances decreased by $3,600 to $3,480 in the year ended December 31, 2005 compared to $7,080 at December 31, 2004. The reduction relates primarily to the write-off of balances attributable to reserves and deposits described above of $2,234. In addition, amounts managed for jackpot balances of $567 at December 31, 2005 are included in the balance together with general accounts payable. Jackpot balances are amounts held on behalf of the operating division and some of the Company's licensees for its gaming products utilized on their websites.

Bank loans of $15,000 at December 31, 2005 represent the current portion of loans payable that were drawn down in December 2005. The total bank loan facilities including 25,000 attributable to periods beyond 12 months from the current balance date are repayable over 27 months commencing December 2005.

Consideration payable of $3,600 at December 31, 2005 relates to the final instalment of consideration payable into escrow in respect of the Sportsbetting.com Transaction. The amount was paid on January 7, 2006.

Net cash provided by operating activities for the twelve months ended December 31, 2005 was $5,404 compared to $6,477 for the same period last year. The decrease is primarily due to higher net income from operations in the twelve months ended December 31, 2005 when compared to the same period last year offset by working capital movements. The increase in net income primarily relates to the inclusion of the operating division effective October 1, 2005.

Net cash used by investing activities for the twelve months ended December 31, 2005 was $58,849 compared to $967 provided by investing activities for the same period last year. This increase is primarily represented by the cash outflows in respect of the acquisition of the SPORTSBETTING.COM group.

Net cash provided by financing activities for the year ended December 31, 2005 was $53,274 compared to $2,181 used for financing activities for the same period last year. Cash provided by financing activities was primarily from the issuance of ordinary shares in respect of the bank loan and the placing of shares in respect of the Sportsbetting.com Transaction and the placing of shares in respect of the Company's initial admission to AIM market of the London Stock Exchange plc in May 2005.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

"SPORTSBETTING.COM TRANSACTION"
(Currency in US Dollars, except per share data)

On October 25, 2005 the Group announced that it had entered into a conditional agreement to acquire (the "Acquisition") certain assets of Real Entertainment Ltd. and the entire issued capital of DNI Holdings Ltd. (together the "SPORTSBETTING.COM Group"), which was then the Group's largest licensee. The transaction subsequently completed on December 13, 2005.

The Acquisition contemplated the Group making a payment to the Vendors of the SPORTSBETTING.COM group as consideration of up to $96 million payable 75 percent in cash and 25 percent in ordinary shares of the Company. At completion of the Acquisition, $54 million was paid in cash to the Vendors and a further $7.2 million in cash and $12.0 million in new ordinary shares of the Company issued at 125 pence was paid into escrow pending agreement of the final profit before tax ("PBT") for the twelve months ending December 31, 2005. All amounts paid into escrow are also subject to holdback arrangements of 10% of total consideration until October 1, 2006.

On January 19, 2006, the Group issued a trading statement indicating that PBT for the SPORTSBETTING.COM group for the calendar year ended December 31, 2005 was less than $15 million and, as a result, the total consideration payable would equal 6 times the actual PBT for that period. The consideration would remain payable in accordance with the terms of the agreement as 75% cash and 25% shares and subject to applicable escrow and holdback arrangements.

In March 2006, the Group and the Vendors of the SPORTSBETTING.COM group agreed the final PBT for the calendar year ended December 31, 2005 was $13.6 million, meaning that total consideration of $81.8 million would be payable in respect of the Transaction. On agreement of the final PBT the Group recovered $3.5 million in cash from escrow. Further payments of $6 million and $2.4 million in new ordinary shares of the Company issued at 125 pence were made to the Vendors and held in escrow as appropriate.

Consideration of $6.1 million in cash and $2.0 million of new ordinary shares of the Company issued at 125 pence remains in escrow subject to warranty claims. These amounts will be released to the Vendors of the SPORTSBETTING.COM group on October 1, 2006 subject to claims with respect to the breach of one of more warranties of the Vendors

Financing of the cash portion of the consideration was financed through the Group's existing cash reserves, plus a $40 million loan facility arranged through Barclays PLC. The term of the loan is 27 months from the drawdown date of December 12, 2005. Repayments are due quarterly throughout the term of the loan. In addition, the Group has an unutilised revolving facility with Barclays for $5 million. Further cash for the purpose of the Acquisition was raised through the Placing of 4,800,000 million new ordinary shares of the Company raising (pound)6 million for the Acquisition before expenses.

The transaction had an effective date of October 1, 2005. The effective date, which is earlier than the completion date is the date from which all revenues and costs from the Acquisition accrue to the Group. The SPORTSBETTING.COM Group was acquired on a cash-free, debt-free basis as at the effective date.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

"SPORTINGBET TRANSACTION"
(Currency in US dollars)

Joint Venture Arrangements, effective October 1, 2004, were entered into on October 12, 2004 between the Company and Sportingbet. The principle terms of the arrangements are as follows:

   o The ownership of the intellectual property in the Company's gaming software including it's gaming product suite ("Gaming Software") was transferred into a new exempt limited partnership, Bullen Road LP, based in the Cayman Islands, which was established under the equal joint ownership of SSII Limited and subsequently transferred to Interactive Systems Inc., both wholly owned subsidiaries of the Company and Sportingbet;

   o In consideration of this transfer, Sportingbet agreed to pay a total of $10 million in cash to the Company ($3 million was paid on each of October 12, 2004 and March 1, 2005 and the balance of $4 million was paid on November 1, 2005). In addition, the economic value of Sportingbet's then 29.6% shareholding in the Company was eliminated by the cancellation of all rights of any value attached to the ordinary shares of the Company then held by Sportingbet, and a convertible loan note representing indebtedness of $900,000 owing from the Company to Sportingbet was cancelled;

   o Each of the Company and Sportingbet has the right to appoint two directors to the four person board of Bullen Road LP which controls the development objectives of Alea Software Ltd, a wholly owned subsidiary of Sportingbet and the developer of the Gaming Software under the Joint Venture Arrangements;

   o During the period of the Joint Venture Arrangements, Sportingbet is responsible for all of Alea's costs associated with the development and maintenance of the Gaming Software (with a minimum spend of $4.5 million per year in the first 3 years and a minimum of $2.5 million in the fourth year);

   o The Company retains the right to determine 30% of the development time on the Gaming Software through a development plan devised by the Joint Venture Board consisting of two members of the Company and two members from Sportingbet;

   o The Company has a worldwide royalty free licence allowing it to continue to use and sublicense the Gaming Software. In the event that the Company becomes an internet gaming operator it would pay a 5% royalty only on those revenues to Sportingbet;

   o Sportingbet has a worldwide royalty free licence to use the Gaming Software. Royalty payments of 5% are due from Sportingbet in the event that they licence the Gaming Software to any new licencees;

   o Sportingbet pays its proportion of the hosting costs on the Company's systems and information technology (IT) services at cost plus 10%;

   o The Joint Venture Arrangements may be terminated by the Company on three months notice. Except in the event of breach by the Company, Sportingbet may not terminate the Joint Venture Arrangements for three years. Thereafter, Sportingbet may terminate on 12 months notice to the Company; and

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

   o On termination of the Joint Venture Arrangements, (a) Sportingbet must pay $3 million to the Company (which would be retrospectively reduced by the amount of consideration received by the Company if it sells its rights to the Gaming Software within 2 years); and (b) each of the Company and Sportingbet will be granted a perpetual, non-exclusive royalty free licence to use, sub-licence and assign all of the then intellectual property rights underlying the improved Gaming Software, and neither party will have the rights to any further improvements or developments made by the other party. The additional $3 million payable to the Company upon termination of the Joint Venture Arrangement by Sportingbet has not been included in the Company's financial statements.

REGULATORY DEVELOPMENTS

Authorities in certain jurisdictions, such as the United States, over the past few years have taken indirect steps to restrict online gaming by seeking to prevent or deter banks, payment processors, media providers and other suppliers from transacting with and providing services to online gaming operators, even though many of these online gaming operators are legally licensed in the jurisdiction in which they operate. The application or enforcement (or threat of enforcement) of restrictive laws or regulations, or a change in sentiment by regulatory authorities or the enactment of new legislation prohibiting or restricting online gaming or services used by online gaming businesses or the taking of certain indirect steps, may severely and adversely impact the business and financial position of online gaming companies such as the Company. Presently, there are two pieces of proposed legislation being considered in the US House of Representatives (one introduced by Congressman Leach and the other by Congressman Goodlatte), with the likelihood of a third being introduced in the US Senate by US Senator Kyl, as an amendment to other proposed legislation presently being considered or, in the future, as proposed stand-alone legislation. Each of these bills will need, in the ordinary course, to be passed by both Houses of Congress, probably before October 2006 when the 109th Congress is expected to adjourn, ahead of the mid-term 2006 elections. In addition, the proposed bills offer "carve-outs" to certain US domestic groups that undertake US domestic gaming activities and the insertion of such carve-outs by special interests in the past undoubtedly had an impact on the failure of such legislation in the past. Obviously, the Company will continue to monitor developments closely.

In November 2004, the World Trade Organisation ("WTO") held that the US was in violation of its commitments under international trade laws by not allowing operators of Internet Gaming services licensed in Antigua and Barbuda to access US markets. The decision was appealed and the WTO ruled that the US had shown that its laws prohibiting gambling are "necessary to protect public morals or maintain public order" but had failed to demonstrate, in light of its laws in respect of online gambling on horseracing, that such prohibitions are applied equally to both foreign and domestic providers of on-line gambling services for horseracing. Consequently, the WTO recommended that the US bring its laws into conformity with its obligations under international trade rules. Pursuant to the report of the arbitrator circulated in August 2005, the US has been given until April 3, 2006 to clarify its policies on Internet gambling and the purported extraterritorial application of its laws. It remains to be seen what legislative proposals, if any, will be adopted in the US in relation to Internet gambling and whether this will lead to a change in US Internet Gaming policy or what effect this issue will have on the current proposed legislation in the US House of Representatives.

                        WORLD GAMING PLC AND SUBSIDIARIES
                           Consolidated Balance Sheets
                         (In Thousands of U.S. Dollars)

                                     ASSETS
                                     ------

                                                      December 31,  December 31,
                                                          2005          2004
                                                      -----------   -----------
                                                      (Unaudited)
CURRENT ASSETS

   Cash and cash equivalents .......................   $   7,605     $   7,944
   Reserves and deposits with credit card processors           -         2,234
   Customer deposits ...............................       5,438             -
   Accounts receivable, net ........................       4,163         4,438
   Consideration recoverable .......................       3,481             -
   Consideration receivable ........................           -         7,000
   Prepaid expenses ................................         989           344
   Deferred loan costs .............................         483             -
                                                       ---------     ---------

     Total Current Assets ..........................      22,159        21,960

   Goodwill ........................................      85,662             -
   Deferred loan costs .............................         604             -
   Capital Assets, net .............................       1,231         1,419
                                                       ---------     ---------

     TOTAL ASSETS ..................................   $ 109,656     $  23,379
                                                       =========     =========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                     Consolidated Balance Sheets (Continued)
                         (In Thousands of U.S. Dollars)

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

                                                      December 31,  December 31,
                                                          2005          2004
                                                      -----------   -----------
                                                      (Unaudited)
CURRENT LIABILITIES

   Accounts payable and accrued liabilities ........   $   3,480     $   7,080
   Customer deposits ...............................       5,438             -
   Bank loan .......................................      15,000             -
   Consideration payable ...........................       3,600             -
   Deferred provision ..............................         735             -
   Deferred loan costs payable .....................         194             -
   Current portion of capital lease obligation .....           -            14
                                                       ---------     ---------

     Total Current Liabilities .....................      28,447         7,094

LONG-TERM LIABILITIES

  Bank loan ........................................      25,000             -
  Deferred provision ...............................           -           257
                                                       ---------     ---------

TOTAL LIABILITIES ..................................      53,447         7,351
                                                       ---------     ---------

STOCKHOLDERS' EQUITY

   Capital stock ...................................      58,496        23,654
   Accumulated deficit .............................        (873)       (6,354)
   Accumulated other comprehensive loss ............      (1,414)       (1,272)
                                                       ---------     ---------

     Total Stockholders' Equity ....................      56,209        16,028
                                                       ---------     ---------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ....   $ 109,656     $  23,379
                                                       =========     =========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                    WORLD GAMING PLC AND SUBSIDIARIES
               Consolidated Statements of Operations and Other Comprehensive Income/(Loss)
                          (In Thousands of U.S. Dollars, except share amounts)
                                               (Unaudited)
                                               For the three months ended    For the twelve months ended
                                                      December 31,                   December 31,
                                               -------------------------      -------------------------
                                                  2005            2004           2005            2004
                                               ---------       ---------      ---------       ---------
REVENUE
   Royalties and fees .....................    $   1,630       $   2,738      $   8,958       $  16,288
   Operations .............................       97,513               -         97,513               -
   Other ..................................            -               -              -               -
                                               ---------       ---------      ---------       ---------

     Total Revenue ........................       99,143           2,738        106,471          16,288

   Cost of sales ..........................       90,021             991         92,057           1,871
                                               ---------       ---------      ---------       ---------

     Gross Profit .........................        9,121           1,747         14,414          14,417
                                               ---------       ---------      ---------       ---------

OPERATING EXPENSES
   Development, selling, general,
   and administrative .....................        4,431             996          7,281           7,752
   Depreciation and amortization ..........          222             296            794           1,420
   Interest and bank charges ..............            7              77           (258)             62
                                               ---------       ---------      ---------       ---------

     Total Operating Expenses .............        4,660           1,369          7,817           9,234
                                               ---------       ---------      ---------       ---------

Net Income From Operations ................        4,461             378          6,597           5,183
                                               ---------       ---------      ---------       ---------

OTHER INCOME/EXPENSES
   Other income ...........................           (6)            (13)             -               -
   Amortization - Goodwill ................         (882)              -           (882)              -
   Amortization - Loan costs ..............          (24)              -            (24)              -
   Extraordinary gain on disposal of assets            -          12,187              -          12,187
                                               ---------       ---------      ---------       ---------

     Total Other Income ...................         (912)         12,174           (906)         12,187
                                               ---------       ---------      ---------       ---------

Profit before income taxes ................        3,549          12,552          5,691          17,370

Income taxes ..............................            -               -              -               -
                                               ---------       ---------      ---------       ---------

NET INCOME ................................        3,549          12,552          5,691          17,370
                                               ---------       ---------      ---------       ---------

OTHER COMPREHENSIVE INCOME
     Foreign currency translation .........         (157)             32           (142)            168
                                               ---------       ---------      ---------       ---------

     Total other comprehensive income .....         (157)             32           (142)            168
                                               ---------       ---------      ---------       ---------

Net Comprehensive Income ..................    $   3,392       $  12,584      $   5,549       $  17,538
                                               =========       =========      =========       =========

                             The accompanying notes are an integral part of
                                these consolidated financial statements.

                                                   12

                                    WORLD GAMING PLC AND SUBSIDIARIES
         Consolidated Statements of Operations and Other Comprehensive Income/(Loss)(Continued)
                          (In Thousands of U.S. Dollars, except share amounts)
                                               (Unaudited)
                                               For the three months ended    For the twelve months ended
                                                      December 31,                   December 31,
                                               -------------------------      -------------------------
                                                  2005            2004           2005            2004
                                               ---------       ---------      ---------       ---------
EARNINGS PER ORDINARY SHARE (CENTS)
       Basic ..............................    $    0.09       $    0.39      $    0.15       $    0.53
       Diluted ............................    $    0.08       $    0.34      $    0.12       $    0.47

EARNINGS PER SHARE ADJUSTED (CENTS)
       Basic ..............................    $    0.11       $    0.01      $    0.17       $    0.16
       Diluted ............................    $    0.10       $    0.01      $    0.14       $    0.14


The calculation of basic earnings per share for the year is based on the profit after tax at December 31, 2005 of $5.7 million (2004: $17.4 million) and on the weighted average number of ordinary shares in issue of 39,017,629 (2004:
32,475,203).

The calculation of diluted earnings per share for the year is based on the profit after tax at December 31, 2005 of $5.7 million (2004: $17.4m) and on the weighted average number of ordinary shares in issue adjusted to assume the exercise of options over shares and the dilutive effect of shares to be issued in respect of the acquisition in the year of 45,736,190 (2004: 37,383,953).

Adjusted basic and diluted earnings per share before goodwill and exceptional items for the year excludes amortisation of goodwill of $0.9 million (2004:
$nil) and exceptional items of $12.2 million in 2004.The calculation of basic earnings per share for the quarter is based on the profit after tax at December 31, 2005 of $3.5 million (2004: $12.6 million) and on the weighted average number of ordinary shares in issue of 39,017,629 (2004: 32,475,203).

The calculation of diluted earnings per share for the quarter is based on the profit after tax at December 31, 2005 of $3.5 million (2004: $12.2 million) and on the weighted average number of ordinary shares in issue adjusted to assume the exercise of options over shares and the dilutive effect of shares to be issued in respect of the acquisition in the quarter of 45,736,190 (2004:
37,383,953).

Adjusted basic and diluted earnings per share before goodwill and exceptional items for the quarter excludes amortisation of goodwill of $0.9 million (2004:
$nil) and exceptional items of $12.2 million in the quarter 2004.

Earnings per share excludes shares with no voting or economic rights in respect of the 13,506,204 shares held by Sportingbet and its affiliates that have been set aside as a result of the Sportingbet Transaction and may be repurchased by the Company for an aggregate $1 when the Company has retained earnings to do so.

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                 WORLD GAMING PLC AND SUBSIDIARIES
                               Consolidated Statements of Cash Flows
                                   (In Thousands of U.S. Dollars)
                                            (Unaudited)
                                                                        For the twelve months ended
                                                                                December 31,
                                                                          -----------------------
                                                                            2005           2004
                                                                          --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net Income ......................................................      $  6,597       $  5,183
   Adjustment to reconcile net loss to net
    cash provided by operating activities:
     Depreciation and amortization .................................           794          1,420
     Loss on disposal of fixed assets ..............................             -            206
   Changes in operating assets and liabilities:
     (Increase) decrease in reserves with credit card processors ...         2,234          3,714
     (Increase) decrease in customer deposits receivable ...........        (5,438)             -
     (Increase) decrease in accounts receivable ....................           275         (2,975)
     (Increase) decrease in prepaid expenses and deposits ..........          (645)           325
     Increase (decrease) in accounts payable and accrued liabilities        (4,329)        (1,739)
     Increase (decrease) in customer deposits payable ..............         5,438              -
     Increase (decrease) in provisions .............................           478            257
     Exchange movements ............................................             -             86
                                                                          --------       --------

       Net Cash Provided by Operating Activities ...................         5,404          6,477
                                                                          --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of property and equipment ..............................          (605)        (1,065)
   Investment - Sportsbetting Transaction, net .....................       (65,244)             -
   Sportingbet Transaction, net ....................................         7,000          2,032
                                                                          --------       --------

       Net Cash Provided by (Used For) Investing Activities ........       (58,849)           967
                                                                          --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES

   Issuance of common shares, net ..................................        14,181             62
   Bank loans, net .................................................        39,107              -
   Repayment of loans payable ......................................             -         (1,596)
   Principal payments on capital lease obligations .................           (14)          (647)
                                                                          --------       --------

       Net Cash Provided by (Used for) Financing Activities ........        53,274         (2,181)
                                                                          --------       --------

       Effects of exchange rate on cash ............................      $   (168)      $     24
                                                                          --------       --------

                           The accompanying notes are an integral part of
                              these consolidated financial statements.

                                                 14

                                 WORLD GAMING PLC AND SUBSIDIARIES
                         Consolidated Statements of Cash Flows (Continued)
                                   (In Thousands of U.S. Dollars)
                                            (Unaudited)
                                                                        For the twelve months ended
                                                                                December 31,
                                                                          -----------------------
                                                                            2005           2004
                                                                          --------       --------
INCREASE/(DECREASE) IN CASH ........................................      $   (339)      $  5,287
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD ...................         7,944          2,657
                                                                          --------       --------

CASH AND CASH EQUIVALENTS END OF PERIOD ............................      $  7,605       $  7,944
                                                                          ========       ========



                           SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
                           ----------------------------------------------

CASH PAID DURING THE PERIOD FOR

   Interest and Bank charges .......................................      $   (258)      $   (103)


Other non-cash transactions

   Convertible loan note forgiven ..................................      $      -       $    900


                           The accompanying notes are an integral part of
                              these consolidated financial statements.

                                                 15

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                     December 31, 2005 and December 31, 2004

     NOTE 1 - ACCOUNTING POLICIES

     The consolidated financial statements at December 31, 2005 are unaudited for the purposes of this 6-K filing, but include all adjustments (consisting only of normal recurring adjustments) which in the opinion of management, are necessary to state fairly the financial information set forth therein in accordance with accounting principles generally accepted in the United States of America. The financial amounts presented in the notes are in thousands of U.S. dollars unless the currency has been otherwise indicated.

     NOTE 2 - UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial reporting. Accordingly, certain information and footnote disclosures normally included in financial statements prepared under accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such regulations. These consolidated financial statements for the quarter and twelve months ended December 31, 2005 should be read in conjunction with the Company's annual report on Form 20-F for the fiscal year ended December 31, 2004.

     NOTE 3 - INCOME TAXES

     No income taxes arise as no taxation charges are levied in the main operating territory and elsewhere as there are losses brought forward from previous periods.

     NOTE 4 - STOCK OPTIONS

     On March 12, 1998, the Board of Directors approved a Stock Option Plan ("the Plan"), which authorized the issuance of 3,000,000 options to employees of the Company and its subsidiaries at an exercise price of $0.74. The options expire on January 1, 2008. On December 31, 1998, the Board of Directors authorized the issuance of up to 4,000,000 additional options at an exercise price to be determined based on the trading price of the Company's shares on the grant date.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                     December 31, 2005 and December 31, 2004

     NOTE 4 - STOCK OPTIONS (continued)

     On December 23, 1999, the Board of Directors authorized the issuance of up to 5,000,000 additional options at an exercise price to be determined based on the trading price of the Company's shares on the grant date. On August 5, 2003 the Board of Directors authorized the issuance of up to 1,500,000 additional options to employees at an exercise price of $0.15, being the closing market price on the date of grant, of which 1,475,000 were issued.

     All subsequent option issues have been issued in accordance with the Stock Option Plan at the discretion of the Stock Option Committee, provided that:
     1.) the aggregate option grants shall not exceed the maximum allowable under the Plan, 2.) the exercise price is not less than the market value of the Company's trading shares on the date of the grant, and 3.) the option period does not exceed expiry of the Plan date. Options for continuing directors, employees and consultants expire the sooner of ten years after the date granted or the expiry date of the Plan.

     A summary of the Company's stock option activity and related information follows:

                                     Year ended                Year ended
                                  December 31, 2005         December 31, 2004
                                ---------------------     ----------------------
     Beginning of period ....   10,934,888      $0.63     10,818,724     $ 0.78
     Granted ................    4,491,904       0.81      2,550,000       0.37
     Exercised ..............   (2,757,459)      0.34       (300,000)     (0.20)
     Forfeited and adjusted .   (3,145,933)      0.99     (2,133,836)     (1.12)
                                ----------      -----     ----------     ------

     End of period ..........    9,523,400      $0.68     10,934,888     $ 0.63
                                ----------      -----     ----------     ------

     In March 2005, a former director of the Company relinquished all rights to purchase 2,200,000 ordinary shares in the Company that had fully vested.

     At December 31, 2005 options outstanding were as follows:

                                 Options Outstanding                      Options Exercisable
                        -------------------------------------    -------------------------------------
                                       Weighted                                 Weighted
                                        Average      Weighted                   Average       Weighted
                                       Remaining     Average                   Remaining       Average
       Range of         Number of     Contractual    Exercise    Number of    Contractual     Exercise
     Exercise Prices     Options     Life (Years)     Price       Options     Life (Years)      Price
     ---------------    ---------    ------------    --------    ---------    ------------    --------
      $0.01 - $0.50     6,190,000        4.8          $ 0.27     4,240,000         4.8         $ 0.24
      $0.51 - $1.00     2,851,904        5.3          $ 0.77       110,000         3.6         $ 0.60
      $1.01 - $3.00     1,193,079        4.1          $ 1.72       548,079         2.7         $ 2.25
      $3.01 - $8.50       288,417        4.4          $ 3.29       288,417         4.4         $ 3.29
     ---------------    ---------    ------------    --------    ---------    ------------    --------

      $0.01 - $8.50     9,523,400        4.8          $ 0.69     5,186,496         4.3         $ 0.63
     ---------------    ---------    ------------    --------    ---------    ------------    --------


                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                     December 31, 2005 and December 31, 2004

     NOTE 5 - COMMITMENTS AND CONTINGENCIES

     At December 31, 2005, the Company had employment contracts with its three principal officers. The salary and bonus compensation resulting from these contracts are as follows:

                                                             Potential Bonus
          Name and            Term of the        Base       (as a percentage
     Principal Position        Contract         Salary       of Base Salary)
     _______________________________________________________________________

     A. Daniel Moran,           ongoing       GBP 159,000       Up to 50%
     Director & CEO
     _______________________________________________________________________

     David Naismith,            ongoing       GBP 129,000       Up to 50%
     Director & CFO
     _______________________________________________________________________

     Jonathan Moss              ongoing       GBP 100,000       Up to 50%
     Director of Sales
     and Marketing
     _______________________________________________________________________


     On April 11, 2003 the Company entered into an employment agreement with Mr. Daniel Moran as a Director on the Board of Directors and Chief Executive Officer. The agreement provides for an annual salary of GBP 159,000 and an annual housing allowance of $72,000 in addition to other normal executive employment benefits.

     On August 1, 2003 the Company entered into an employment agreement with Mr. David Naismith as a Director on the Board of Directors and Chief Financial Officer. The agreement provides for an annual salary of GBP 129,000 and an annual housing allowance of $48,000 in addition to other normal executive employment benefits.

     On January 1, 2005 the Company entered into an employment agreement with Mr. Jonathan Moss as Director of Sales and Marketing. The agreement provides for an annual salary of GBP 100,000 in addition to other normal executive employment benefits. On March 1 2005, Mr. Moss was appointed a Director on the Board of Directors. No change in Mr. Moss's remuneration occurred as a result of this appointment.

U.S. SECURITIES ACT NOTICE

The ordinary shares to be issued in connection with the Company's proposed acquisition transaction or the related equity offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to, or for the account or benefit of, a U.S. person (as such term is defined in Regulations S under the Securities Act) absent registration or an applicable exemption from registration under the Securities Act.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We make certain forward-looking statements in this document within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this document, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made. These forward-looking statements speak as of the date of this document.

     The forward-looking statements are not guarantees of future performance and involve risks and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, without limitation, the risks and uncertainties referred to in our filings with the Securities and Exchange Commission, including our most recent Form 20-F.

     We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely on or attach undue weight to our forward-looking statements as an indication of our actual future results.